EXHIBIT 99.2

PENN WEST EXPLORATION ANNOUNCES 2013 FIRST QUARTER DIVIDEND

FOR IMMEDIATE RELEASE, February 14, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce that the Board of Directors has declared a first quarter 2013 dividend of $0.27 per share to be paid on April 15, 2013 to shareholders of record at the close of business on March 28, 2013. Shareholders are advised that this dividend is designated as an "eligible dividend" for Canadian income tax purposes.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.   All dollar amounts herein are in Canadian Dollars.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Murray Nunns, President & Chief Executive Officer Phone: 403-218-8939 E-mail: murray.nunns@pennwest.com
Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com